BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street Station
                                   New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     CCH Inc. - Class B


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by EMail confirmation.

                         Sincerely,

                         Damian P. Reitemeyer
Enclosures




             SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

               CCH Inc. - Class B Common Stock
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________
                TITLE OF CLASS OF SECURITIES
                          12488320
            _____________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
              (Continued on following page(s))

CUSIP No.  12488320                Page 1 of 7 Pages
1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bankers
Trust New York Corporation, and its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and BT Holdings, Inc., and its indirectly wholly owned subsidiary Bankers Trust International, PLC.
13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations. BT Holdings Inc, is a Delaware corporation. Bankers Trust International PLC is a London corporation.

NUMBER OF     5. SOLE VOTING POWER
SHARES
               Bankers Trust Company               700 shares
               Bankers Trust International PLC 133,300 shares
               BT Holdings Inc.                 36,000 shares
                    TOTAL SHARES               170,000

BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY
               Bankers Trust Company                   0 shares
               Bankers Trust International PLC         0 shares
               BT Holdings Inc.                        0 shares
                    TOTAL SHARES                       0



CUSIP No.  12488320                     Page 2 of 7 Pages

EACH         7. SOLE DISPOSITIVE POWER
REPORTING
               Bankers Trust Company           1,259,700 shares
               Bankers Trust International PLC   133,300 shares
               BT Holdings Inc.                   36,000 shares
                    TOTAL SHARES               1,429,000

PERSON        8. SHARED DISPOSITIVE POWER
WITH
               Bankers Trust Company              40,000 shares
               Bankers Trust International PLC         0 shares
               BT Holdings Inc.                        0 shares
                    TOTAL SHARES                  40,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               Bankers Trust Company           1,299,700 shares
               Bankers Trust International PLC   133,300 shares
               BT Holdings Inc.                   36,000 shares
                    TOTAL SHARES               1,469,000


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES * [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               Bankers Trust Company               7.9%
               Bankers Trust International PLC     0.8%
               BT Holdings Inc.                    0.2%
                    TOTAL                          8.9%


                    12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - BK
     BT Holdings, Inc. - CO
CUSIP No.  12488320           Page 3 of 7 Pages



Item 1(a)      NAME OF ISSUER:
                      CCH Inc - Class B

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
               OFFICES:
               2700 Lake Cook Road
               Riverwoods, IL 60015

Item 2(a)      NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and Bankers Trust Holdings, Inc., and its indirectly wholly-owned subsidiary Bankers Trust
International, PLC.

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, and Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), are corporations incorporated in the State of New York with their principal business offices located in New York. BT Holdings Inc. is a Delaware corporation with its principal business located in New York. Bankers Trust international is incorporated in England with its principal business office located in London.








Item 2(d)    TITLE OF CLASS OF SECURITIES:
               Common stock ($1.00 par value)CCH Inc. - Class B.

Item 2(e)    CUSIP NUMBER:
                      12488320



CUSIP No. 12488320                    Page 4 of 7 Pages

          Item 3         THE PERSON FILING IS A:

         For Bankers Trust New York Corporation, and
          BT Holdings Inc.

       (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

         For Bankers Trust Company and Bankers Trust
          International, PLC

       (b) [X] Bank as defined in section 3(a)(6) of the Act.


          Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

               Bankers Trust Company           1,299,700 shares
               Bankers Trust International PLC   133,300 shares
               BT Holdings Inc.                   36,000 shares
                    TOTAL SHARES               1,469,000

     (b)  PERCENT OF CLASS:

               Bankers Trust Company            7.9%
               Bankers Trust International PLC  0.8%
               BT Holdings Inc.                 0.2%
                    TOTAL                       8.9%

     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -

               Bankers Trust Company                700 shares
               Bankers Trust International PLC  133,300 shares
               BT Holdings Inc.                  36,000 shares
                    TOTAL SHARES                170,000







CUSIP No. 12488320                      Page 5 of 7 Pages

          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust Company           0 shares
               Bankers Trust International PLC 0 shares
               BT Holdings Inc.                0 shares
                    TOTAL SHARES               0

          (iii)  sole power to dispose or to direct the
                       disposition of -

               Bankers Trust Company          1,259,700 shares
               Bankers Trust International PLC  133,300 shares
               BT Holdings Inc.                  36,000 shares
                    TOTAL SHARES              1,429,000



           (iv)  shared power to dispose or to direct
                    the disposition of -

               Bankers Trust Company             40,000 shares
               Bankers Trust International PLC        0 shares
               BT Holdings Inc.                       0 shares
                   TOTAL SHARES                  40,000



Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           [ ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

                    See Item 3 above.

CUSIP No. 12488320                    Page 6 of 7 Pages

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:
                       Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

                       Not Applicable

CUSIP No. 12488320                      Page 7 of 7 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

     Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor)

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

     Bankers Trust International PLC

     /s/Claire Backhouse
     Claire Backhouse
     Secretary

     BT Holdings, Inc.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |
                    Bankers Trust Company

                    EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Holdings Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                      BT Holdings, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

                  BT Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

            Bankers Trust International PLC